[LETTERHEAD OF CORPORATE CAPITAL TRUST, INC.]

June 17, 2013

CORRESPONDENCE FILED
VIA EDGAR TRANSMISSION

Christina DiAngelo
Staff Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re           Corporate Capital Trust, Inc.
Annual Report on Form 10-K
File No. 814-00827

Dear Ms. DiAngelo:

On behalf of Corporate Capital Trust, Inc. (the “Company”), set forth below is the Company’s response to the additional comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 11, 2013 regarding the Company’s 2012 Annual Report on Form 10-K (the “Annual Report”).

To facilitate the Staff’s review, each of the Staff’s comments is set forth in bold, followed by the Company’s response.  Terms used herein and otherwise not defined in this response have the meanings set forth in the Annual Report.

1.
Item 2:  Please refer to these distributions in the financial statements as “distributions in excess of net investment income” rather than distributions from “other sources”.  Also, in relation to distributions to shareholders, how does the fund comply with Section 19A of the Investment Company Act of 1940 regarding distributions to shareholders?  Are notices sent to shareholders regarding book or tax return of capital distributions?

DIVIDENDS

SEC. 19. (a) It shall be unlawful for any registered investment company to pay any dividend, or to make any distribution in the nature of a dividend payment, wholly or partly from any source other than—

(1) such company’s accumulated undistributed net income, determined in accordance with good accounting practice and not including profits or losses realized upon the sale of securities or other properties; or

(2) such company’s net income so determined for the current or preceding fiscal year; unless such payment is accompanied by a written statement which adequately discloses the source or sources of such payment. The Commission may prescribe the form of such statement by rules and regulations in the public interest and for the protection of investors.

Christina DiAngelo
June 17, 2013

Response:

In future filings, the Company will employ the term “distributions in excess of net investment income” in place of distribution from “other sources” in all areas of the financial statements, including in the statement of changes in net assets, the financial highlights table, the notes to financial statements and in any disclosure charts.

The Company has complied with Section 19(a) for all distributions paid to shareholders since the first month of distribution payments.  Section 19(a) written statements are prepared and mailed to shareholders that receive checks directly from the Company's transfer agent, and all shareholders receive a Section 19(a) written statement each quarter with their quarterly statements. See Investment Company Institute, SEC No-Action Letter (July 22, 1996).  The testing of return of capital for Section 19(a) written statements is the same as discussed by the Company in its response to Comment 2 regarding the testing and measurement of return of capital events for the Statement of Changes in Net Assets.  The Company follows the authoritative guidance in ASC 946, “Financial Services Investment Companies”, for return of capital disclosures.  In general, this guidance recognizes the impact of required RIC distributions on the GAAP financial statements.  More specifically, ASC 946-205-45-3 requires the Company to disclose in its Statement of Changes in Net Assets any tax return of capital, thereby aligning GAAP with RIC tax rules for return of capital itemization and disclosure.  Furthermore, return of capital is defined in the FASB Master Glossary as “distributions by investment companies in excess of tax-basis earnings and profits.”  The Section 19(a) statements typically show the estimated sources of the distributions, including net investment income, realized gains, other sources and tax return of capital, if any.

2.
Item 15:  Please update the headings of the expense ratios from “Total expenses before operating expense support” and “Total expenses after operating support” to “Total operating expenses before expense support payment/REIMBURSEMENT” and “Total operating expenses after expense support payment/REIMBURSEMENT”.  By disclosing “reimbursement” in the headings to the expense ratios, the fact that the adviser was reimbursed for previously waived expenses is highlighted.

Response:

In the Company’s financial statements that are filed subsequent to this date, the Company will rename these line items in its Financial Highlights disclosure using the following labels: “Total Operating Expenses Before Expense Support/REIMBURSEMENT” and “Total Operating Expenses After Expense Support/REIMBURSEMENT.”

Christina DiAngelo
June 17, 2013

3.
We discussed bifurcation of multiple valuation techniques in the financial statements.  Can you respond to this comment?  The comment related to the disclosure in Note 5 to the 12/31/12 financial statements.

Response:

The Company recalls that this point was resolved during the telephone conversation with the Staff relating to this comment.  The Company believes that the appropriate way to interpret the layout of the table is that for senior debt securities in Level 3, (i) $18.681 million are valued on the basis of multiple broker quotes, and (ii) $67.9 million are subject to multiple valuation methodologies that are employed in the valuation process and that build to the valuation conclusion (including broker quotes and market comparables using all unobservable inputs of yield to maturity, discount margin and illiquidity discounts).  Accordingly, $18.681 million of senior debt securities are separated in the table from the remaining $67.9 million of senior debt securities that employ multi-prong valuation methodologies.

*           *           *

Christina DiAngelo
June 17, 2013

The Company hereby acknowledges that:

•	the Company is fully responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Investment Management in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

Please contact the undersigned at (407) 540-2599, or Darren Skinner of Arnold & Porter LLP at (202) 942-5636, with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Paul S. Saint-Pierre
Paul S. Saint-Pierre

cc:  Daren Skinner, Esq.